February 5, 2021

Jacob Sandoval CFA, CPA/ABV, CAIA
Branch Chief
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and
Accounting Office
Office of Disclosure and Review
100 F. Street, N.E.
Washington, DC 20549

Re:           Pacific Global ETF Trust (File Nos. 333-227097 and 811-23376)

Dear Mr. Sandoval:

On January 8, 2021, you provided verbal comments to me with respect to the Annual Report to Shareholders for the Pacific Global ETF Trust (the “Registrant”) and its series. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.	Comment. With respect to any investments in loans by Pacific Global Senior Loan ETF (the “Fund”), a series of the Registrant, please confirm that going forward, any consent, fee, or amendment income generated from these loans will be disclosed separately from the interest income in the Statement of Operations pursuant to Regulation S-X, Rule 6-07(1).

Response. The Registrant confirms that in future shareholder reports, any consent, fee, or amendment income generated from any investments in loans will be disclosed separately from interest income in the Fund’s Statement of Operations.

2.	Comment. To the extent that the Fund invested in loans with covenants characterized as covenant-lite as of its fiscal year ended June 30, 2020, please supplementally describe the types of ordinary covenants that were not included in the loan agreements?

Response. Covenant-lite loans are generally defined as any loan that does not require the borrower to comply with financial maintenance covenants during the loan’s tenure.  Financial covenants are normally in the form of financial ratios, such as debt to EBIDTA, that are tested on a set basis (usually, quarterly).

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Jacob Sandoval

February 5, 2021

If you have any questions or additional comments, please call the undersigned at (202) 973-2727.

Respectfully,

Bibb L. Strench

cc: J.G. Lallande

Pacific Global Asset Management LLC